Exhibit 99.1

C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK:945
For Immediate Release
June 17, 2013

Manulife Financial Corporation announces Preferred Share issue

TORONTO – Manulife Financial Corporation (“Manulife”) today announced a Canadian public offering of Non-cumulative Rate Reset Class 1 Shares Series 13 (“Series 13 Preferred Shares”). Manulife will issue 8 million Series 13 Preferred Shares priced at $25 per share to raise gross proceeds of $200 million. The offering will be underwritten by a syndicate of investment dealers co-led by Scotia Capital Inc. and RBC Capital Markets and is anticipated to qualify as Tier 1 capital for Manulife. The expected closing date for the offering is June 21, 2013. Manulife intends to file a prospectus supplement to its July 18, 2012 base shelf prospectus in respect of this issue.

Holders of the Series 13 Preferred Shares will be entitled to receive a non-cumulative quarterly fixed dividend yielding 3.80 per cent annually, as and when declared by the Board of Directors of Manulife, for the initial period ending September 19, 2018. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 2.22 per cent.

Holders of Series 13 Preferred Shares will have the right, at their option, to convert their shares into Non-cumulative Rate Reset Class 1 Shares Series 14 (“Series 14 Preferred Shares”), subject to certain conditions, on September 19, 2018 and on September 19 every five years thereafter. Holders of the Series 14 Preferred Shares will be entitled to receive non-cumulative quarterly floating dividends, as and when declared by the Board of Directors of Manulife, at a rate equal to the three-month Government of Canada Treasury Bill yield plus 2.22 per cent.

The net proceeds from the offering will be utilized for general corporate purposes, including future refinancing requirements.

“Our financing activities take into account future refinancing needs. We have taken the opportunity to issue preferred shares with favourable terms,” said Senior Executive Vice President and Chief Financial Officer, Steve Roder.

The Series 13 Preferred Shares and Series 14 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife Financial

Manulife Financial is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Clients look to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife Financial and its subsidiaries were C$555 billion (US$547 billion) as at March 31, 2013. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at manulife.com.

Media inquiries: Sean B. Pasternak Manulife Financial 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore Manulife Financial 416-926-6495 steven_moore@manulife.com Anique Asher Manulife Financial 416-852-9580 anique_asher@manulife.com